UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Check Point Software Technologies Ltd.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Ordinary Shares, Nominal Value NIS 0.01 Per Share (Titleof Classof Securities) 94-3229135 (CUSIP Number of Classof Securities) (Underlying Ordinary Shares)

John Slavitt, Esq.
General Counsel
Check Point Software Technologies, Inc.
800 Bridge Parkway
Redwood City, California 94065
Tel: (650) 628-2110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 Tel: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$19,297,110	$2,064.79

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s ordinary shares that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $19,297,110 as of September 12, 2006, calculated based on a modified Black-Scholes option pricing model. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on September 18, 2006.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Scheduleand the date of its filing.

Amount Previously Paid:    $2,064.79

Form or Registration No.:    005-50015

Filing Party:    Check Point Software Technologies Ltd.

Date Filed:    September 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule14d-1.
☒	issuer tender offer subject to Rule13e-4.
☐	going-private transaction subject to Rule13e-3.
☐	amendment to Schedule13D under Rule13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 3 SCHEDULE TO

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Amendment No. 3”) is a final amendment to the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Check Point Software Technologies Ltd. (“Check Point” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 18, 2006, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) to the Initial Schedule TO filed with the SEC on September 18, 2006, Amendment No. 2 (“Amendment No. 2”) to the Initial Schedule TO filed with the SEC on October 5, 2006 (the Initial Schedule TO, Amendment No. 1 and Amendment No. 2 collectively shall be referred to as the “Schedule TO”). The Schedule TO relates to an offer (the “Offer”) by Check Point to exchange certain outstanding options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 18, 2006 (the “Offer to Exchange”).

        This Amendment No. 3 is made solely to report the results of the Offer. The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

        Item 4, subparagraph (a) of the Schedule TO is hereby amended and supplemented to add the following:

        The Offer expired at 5:00 p.m., Pacific Standard Time, on October 23, 2006 (which due to the time difference was 2:00 a.m. on October 24, 2006 in Israel). Pursuant to the Offer, the Company accepted for exchange eligible options to purchase 1,759,160 ordinary shares of the Company, representing approximately 43% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions set forth in the Offer to Exchange, as of the same date, the Company granted 441,114 restricted stock units in exchange for the eligible options accepted for exchange.

        This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President and Chief Financial Officer

Date: November 6, 2006